[EXTERRAN CORPORATION LETTERHEAD]

March 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exterran Corporation

Registration Statement on Form S-4 (File No. 333-223603)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Exterran Corporation and its wholly-owned subsidiaries, Exterran Energy Solutions, L.P. and EES Finance Corp. (the “Registrants”), hereby request acceleration of the effective date of the Registrants’ Registration Statement on Form S-4 (File No. 333-223603) (the “Registration Statement”) to 3:00 p.m., Washington, D.C. time, on March 22, 2018, or as soon thereafter as practicable.

In addition, the Registrants hereby acknowledge the following:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXTERRAN CORPORATION

By:	/s/ Valerie L. Banner
Valerie L. Banner
Vice President, General Counsel and Corporate Secretary